EXHIBIT 99.1

Re: Bezeq’s Meeting of Shareholders

Ramat Gan, Israel - February 4, 2019 - Internet Gold - Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

On February 3, 2019, Bezeq The Israel Telecommunications Corp. Ltd. (“Bezeq”), a controlled subsidiary of B Communications Ltd. (“BCom”), held a meeting of shareholders (the “Meeting”). At the Meeting, the following directors were re-elected to Bezeq’s Board: Shlomo Rodav, Doron Turgeman, Ami Barlev, Dov Kotler, David Granot and Rami Nomkin. None of the external directors were up for re-election and remain in office.

All the elected directors were either recommended by BCom or their election was supported by BCom.

Bezeq’s shareholders also approved the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company's auditor to serve until the next annual general meeting and to authorize the Company's Board of Directors to determine their remuneration.

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